Exhibit 99.1

NeoGames Appoints Christopher G. Shaban as EVP Sales,
Marketing and Customer Development

 –  24 Year Lottery Industry Senior Executive to Lead All Aspects of Customer Engagement –

Luxembourg – June 7, 2021 – NeoGames S.A., (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, today announced the appointment of Christopher G. Shaban as Executive Vice President of Sales, Marketing and Customer Development, effective June 7th.  Mr. Shaban brings over 24 years of global lottery industry experience, including expertise across all elements of lottery authorization, contracting, operations, and business development.  Mr. Shaban will join NeoGames Management team and will assume global responsibilities for new sales initiatives, government relations, customer development and growth, as well as marketing initiatives.

“Chris brings a profound understanding and vast experience in the global lottery industry and its unique dynamics”, said Moti Malul, Chief Executive Officer of NeoGames.   “Throughout his career, he has led numerous successful greenfield public procurement processes, lottery and digital lottery contracts, as well as legislative accomplishments across the United States and around the world.  Chris’ passion for the lottery industry and to the unique values it promotes, has not only fostered his profound success in previous roles, it has also brought him to become highly admired by customers and colleagues alike.  He is a perfect complement to our management team and we are excited to have him on board.”

“I’m thrilled to join the wonderful team at NeoGames, and to have the opportunity to help them build on the amazing success they have achieved as global leaders in the iLottery domain,” said Mr. Shaban. “The global lottery industry is going through a significant transformation as it continues to move into the digital space, and I couldn’t be more excited to play a role in this journey with NeoGames.”

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery solutions for national and state-regulated lotteries. NeoGames' full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames' pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. A partner to lottery providers worldwide, the company works with its customers to maximize their success, offering a comprehensive solution that empowers national and state lotteries to deliver enjoyable and profitable iLottery programs to their players, generate more iLottery revenue, and direct proceeds to good causes.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com